AURIGA USA, LLC

(A Wholly Owned Subsidiary of Auriga Services, LLC)

Statement of Income

Year ended December 31, 2015

Revenues:		
Commissions	$	6,384,169
Principal transactions, net		4,147,433
Interest income		409,619
Other		215,750
Total revenues		11,156,971
Expenses:		
Employee compensation and benefits		5,647,163
Fees to Parent		1,365,364
Interest expense		1,345,723
Professional fees		309,055
General and administrative		1,384,518
Execution and clearing		142,795
Occupancy		140,794
Depreciation and amortization		961
Total expenses		10,336,373
Net income	$	820,598

See accompanying notes to financial statements.